

Mail Stop 3561

September 18, 2015

Sean A. McCarthy, D.Phil.
President and Chief Executive Officer
CytomX Therapeutics, Inc.
343 Oyster Point Blvd., Suite 100
South San Francisco, CA 94080

> **Re:** **CytomX Therapeutics, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 11, 2015**
> **Response dated September 18, 2015**
> **File No. 333-206658**

Dear Mr. McCarthy:

We have reviewed your supplemental response dated September 18, 2015 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

The Offering, page 8

1. You disclose that the number of shares to be outstanding after the offering is based on 28,259,170 shares of common stock outstanding as of August 31, 2015 which includes the conversion of all shares of preferred stock and the net exercise of all outstanding warrants to purchase shares of preferred stock. Please tell us how you determined the amount of common shares to be outstanding in view of the 27,135,453 converted preferred shares and 65,884 purchase warrants reflected in footnote 1 to the table on page 11.

Dilution, page 58

2. You state that your historical net tangible book value per share is comprised of your total tangible assets less total liabilities, less preferred stock, divided by the number of your outstanding shares of common stock. Please specify the assets that you are excluding from your total tangible assets and provide your calculations that support your historical, pro forma and pro forma as adjusted net tangible book value per share as of June 30, 2015.

Financial Statements

14. Stock Option Plans, page F-29

3. Your disclosures indicate that you granted 697,557 stock options in 2014 with a weighted average exercise price of $1.449 and an additional 1,290,705 stock options with a weighted average exercise price of $2.621 during the six months ended June 30, 2015. Please address the following points:

   • Provide us with further details for stock and options issued on dates within the last year including number of shares/options granted, grant dates, and exercise prices.

   • Tell us the methods used and the material assumptions involved in determining the fair value of the company's shares in relation to the stock or options issued leading up to the offering.

   • To the extent estimated IPO price differs significantly from the most recent fair value determined for your common shares, please tell us the significant factors and events contributing to the changes in fair value of the underlying stock leading up to the expected IPO.

Please contact Ruairi Regan at (202) 551-3269 or Pamela Howell, Special Counsel, at (202) 551-3357 with any questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages, Apparel, and
Mining

cc: Sam Zucker, Esq.
       Sidley Austin LLP